Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-AND NINE-MONTH PERIODS ENDED AUGUST 31, 2023

The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and nine-month periods ended August 31, 2023, compared to the three- and nine-month periods ended August 31, 2022. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated September 25, 2023, was approved by our Audit Committee on September 25, 2023 and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at August 31, 2023 (“Interim Financial Statements”), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2022.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, or IASB, and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The Company’s functional and presentation currency is the United States dollar (“USD”). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected adult patients.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management. In some cases, you can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify Forward-Looking Statements. Although we believe that the expectations reflected in these Forward-Looking Statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these Forward-Looking Statements. Forward-Looking Statements include, but are not limited to, statements about: our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®; our ability and capacity to grow the sales of EGRIFTA SV®

Theratechnologies Inc. 2015 Peel, 11th Floor Montreal, Quebec H3A 1T8

and Trogarzo® successfully in the United States and to meet our 2023 financial guidance; our ability to generate a positive adjusted EBITDA on a quarterly basis; our capacity to meet supply and demand for our products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements; our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the pricing and reimbursement conditions of other competing drugs or therapies that are or may become available; our ability to protect and maintain our intellectual property rights in tesamorelin; our capacity to enrol patients and complete our Phase 1 clinical trial studying sudocetaxel zendusortide; the approval by the FDA of the intravenous push method of administration for the loading dose of Trogarzo®; the approval by the FDA of the F8 Formulation (as defined below); the filing of a sBLA (as defined below) for an intramuscular method of administration of Trogarzo®; our capacity to meet the undertakings, covenants and obligations contained in the Loan Facility (as defined below) and to enter into legal documents acceptable to both the Company and Marathon (as defined below) in connection with future amendments to the Loan Facility; our capacity to find a partner to conduct a Phase 2b/3 clinical trial using tesamorelin for the treatment of NASH in the general population; our capacity to find a partner to pursue the development of sudocetaxel zendusortide once the Phase 1 clinical trial is completed; our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that: sales of EGRIFTA SV® and Trogarzo® in the United States will continue increasing over time; our expenses will remain under control; our commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States; continuous supply of EGRIFTA SV® and Trogarzo® will be available to meet market demand on a timely basis; our relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free; the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto; no biosimilar version of tesamorelin will be approved by the FDA; our intellectual property will prevent companies from commercializing biosimilar versions of tesamorelin in the United States; no vaccine or cure will be found for the prevention or eradication of HIV; the intravenous push method of administration for the loading dose of Trogarzo® and the F8 Formulation will be approved by the FDA for commercialization; we will not default under the terms and conditions of the Loan Facility; to the extent we default under the terms of the Loan Facility, we will be successful in negotiating waivers of such default; the interest rate on the amount borrowed from Marathon’s affiliates under the Loan Facility will not materially vary upwards; the Corporation will continue as a going concern; we will find a partner to conduct a Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population; we will be able to recruit patients for our Phase 1 clinical trial studying

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

sudocetaxel zendusortide and we will be able to see signs of efficacy during such Phase 1 clinical trial without observing material adverse side effects; we will find a partner to pursue the development of TH1902 once the Phase 1 clinical trial is completed; our research and development activities will yield positive results; the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this MD&A; our business plan will not be substantially modified; and no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, those related to or arising from: the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; the Company’s ability to protect and maintain its intellectual property rights in tesamorelin; events that could disrupt the Company’s ability to successfully meet the timelines set forth herein; the discovery of a cure for HIV; the Company’s failure to meet the terms and conditions set forth in the Loan Facility resulting in an event of default and causing the interest rate on its loan to increase by 300 basis points and giving right to Marathon to call back the loan and foreclose on the Company’s assets; our ability to successfully negotiate further waiver or amendments to the Loan Facility; non-approval by the FDA of the F8 Formulation and/or the intravenous push method of administration for the loading dose of Trogarzo®; difficulties in recruiting patients for the Phase 1 clinical trial studying sudocetaxel zendusortide; negative results stemming from such Phase 1 clinical trial resulting in the abandonment of this development program; the inability of the Company to find a partner for its NASH or oncology program or to enter into a partnership agreement with a partner for those programs on favorable terms to the Company; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

NON-IFRS AND NON-US GAAP MEASURE

The information presented in this MD&A includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. Adjusted EBITDA is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented under the heading “Reconciliation of Adjusted EBITDA” in this MD&A.

BUSINESS OVERVIEW

We are a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Our business strategy is to grow revenues in order to achieve a positive Adjusted EBITDA from the sale of our existing and potential future assets in North America, and to develop a portfolio of complementary products, compatible with our expertise in drug development and our commercialization know-how. We currently have two approved products: EGRIFTA SV® and Trogarzo® in the United States. In addition to the sale of our products, we are conducting research and development activities. We have a pipeline of investigational medicines in the areas of NASH and oncology.

OUR APPROVED MEDICINES

The Company commercializes two approved medicines for people living with HIV in the United States, namely EGRIFTA SV® and Trogarzo®.

EGRIFTA SV® (tesamorelin for injection) is an improved formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019 and has now replaced EGRIFTA® in such country. EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration. EGRIFTA SV® is currently the only approved therapy in the United States for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy and our organization has been commercializing this product in this country since May1st, 2014.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Trogarzo® was approved by the FDA in March 2018 for the treatment of human immunodeficiency virus type 1 (“HIV-1”) infection in heavily treatment-experienced adults with multidrug resistant(“MDR”) HIV-1 infection failing their current antiretroviral regimen.

In March 2016, we obtained the rights to commercialize Trogarzo® in the United States and Canada pursuant to a distribution and licensing agreement entered into with TaiMed Biologics, Inc. (“TaiMed”). In March 2017, this agreement was amended to include the commercial rights to Trogarzo® in the European Union and in other countries such as Israel, Norway, Russia and Switzerland (the “TaiMed Agreement”). In April 2022, the Company sent a notice of termination to TaiMed in connection with its commercialization and distribution rights of Trogarzo® in Europe, and we no longer commercialize this product in Europe since December 2022.

OUR PIPELINE

Theratechnologies has established a promising pipeline of investigational medicines in areas of high unmet need, including oncology and non-alcoholic steatohepatitis (“NASH”). The Company also works on extending the lifecycle of its approved medicines, EGRIFTA SV® and Trogarzo® in HIV.

Lifecycle Management of Tesamorelin in Lipodystrophy

New Formulation of Tesamorelin (the “F8 Formulation”)

The Company announced that it had filed a supplemental biologic license application (“sBLA”) for the F8 Formulation with the United States Food and Drug Administration (“FDA”) on September 25, 2023. The Company expects to receive an acknowledgment letter of the sBLA application within 30 days, along with a Prescription Drug User Fee Act (“PDUFA”) goal date.

Subject to approval by the FDA, we plan on commercializing the F8 Formulation under the tradename EGRIFTA MDVTM.

The F8 Formulation is eight times more concentrated than EGRIFTA® and two times more concentrated than the current F4 formulation sold under the trade name EGRIFTA SV®, enabling a smaller volume of administration as well as presentation in a multi-dose vial that is reconstituted only once per week.

The F8 Formulation is also intended to be used in our Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population.

Lifecycle Management of Trogarzo® in MDR HIV-1

New Method of Administration of Ibalizumab

The Corporation has now completed the study of the use of an intramuscular method of administration of Trogarzo® and we are presently completing the analysis of the data related thereto. The study consisted of assessing the safety and pharmacokinetic levels of Trogarzo® when administered intramuscularly using a syringe. We expect to file a sBLA

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

with the FDA seeking the approval of the intramuscular method of administration in the last calendar quarter of 2023.

On October 3, 2022, the FDA approved a 30-second Intravenous (“IV”) Push method of administration for the maintenance dose of Trogarzo®. In order to further facilitate the administration of Trogarzo®, we have also recently filed an sBLA with the FDA for the IV Push administration of the loading dose of Trogarzo®. The FDA has accepted our application and has provided a goal date of December 14, 2023.

Sudocetaxel Zendusortide (“TH1902”) Phase 1 Clinical Trial

In March 2021, we initiated a Phase 1 clinical trial evaluating TH1902 for the treatment of cancers where the sortilin receptor is expressed. The Phase 1 clinical trial design included a Part A dose escalation study to evaluate the safety, pharmacokinetics, maximum tolerated dose (the “MTD”) and preliminary anti-tumor activity of TH1902 administered once every three weeks in patients with advanced solid tumors refractory to available anti-cancer therapies. Part B of the Phase 1 clinical trial, also known as the “basket trial” initially consisted in recruiting a total of approximately 70 patients to study the safety and tolerability of TH1902 in the following various solid tumor types, including HR+ breast cancer, triple negative breast cancer, ovarian cancer, endometrial cancer, melanoma, thyroid cancer, small cell lung cancer, and prostate cancer. As per the study protocol, the MTD is established once a significant adverse event is observed in two or more patients.

Part A of the Phase 1 clinical trial was completed in the summer of 2022. We then reported that a total of 18 heavily pre-treated patients, who received an average of eight prior cancer treatments, were enrolled in the dose escalation portion of the study. Following the safety observations at 420 mg/m2 including grade 3 neuropathy, grade 4 neutropenia, grade 3 ocular changes (visual acuity, keratitis and ocular surface dryness) and grade 2 skin toxicities (rash, pruritis and inflammation), the dose of TH1902 was decreased to 300 mg/m2 for the next dose level and was expanded to a total of six patients. No dose limiting toxicities (“DLTs”) were observed during the first cycle, therefore, the dose of 300 mg/m2 was selected for continuation of the basket trial.

In addition, we reported that 300 mg/m2 appeared to be a well-tolerated dose level. We further reported the observation of signs of efficacy in three heavily pretreated patients.

Following the determination of the MTD, we began enrolling patients in the basket trial. In December 2022, we decided to voluntarily pause the enrollment of patients and revisit the study design of our clinical trial studying TH1902 in various types of cancer. The decision was made after consulting with our investigators. The efficacy results observed were not convincing enough to pursue the enrollment of patients and did not outweigh the adverse events seen in some patients.

Following the voluntary pause, the Company formed a Scientific Advisory Committee to help determine the best developmental path forward for TH1902 which led to the filing of an amended protocol with the FDA.

On June 2, 2023, we announced the FDA’s agreement to our amended Phase 1 trial protocol for sudocetaxel zendusortide following the submission of such amended protocol. The amended protocol is designed to improve the therapeutic window of sudocetaxel

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

zendusortide and extend its duration of therapy. The updates include a change in the frequency of administration to weekly dosing and a narrowing of the patient population to focus on those with high-grade serous ovarian cancer, including high-grade peritoneal or fallopian tube cancer, or high-grade endometrioid cancer - a population in which preliminary efficacy has been observed thus far. Patient selection has also been refined to focus on those who are less heavily pretreated, with no more than one taxane failure and a maximum of eight prior cancer treatment regimens.

The amended study will be a modified 6+6 design with two different dosing regimens that are within the efficacious range for sudocetaxel zendusortide: 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle (similar to 210 mg/m2 every 3 weeks) and 2.5 mg/kg on the same schedule (similar to 300 mg/m2 every 3 weeks). A minimum of six patients will be enrolled at the 1.75 mg/kg dose followed by an observational period of three months to assess dose-limiting toxicity (DLT). If deemed safe (0 or 1 DLT), the trial will enroll an additional six patients at the 2.5 mg/kg dose. Following a second three-month observational period, four more patients will be enrolled at the higher dose, for a total of 16 patients in Part 3 of the trial. The amendments also include an option for a basket expansion stage that will comprise patients with selected, difficult-to-treat tumor types in which sudocetaxel zendusortide has shown activity.

To date, all five of the U.S.-based clinical sites participating in the conduct of the Phase 1 clinical trial are activated to screen, enroll and dose advanced ovarian cancer patients. A sixth site based in Canada is finalizing its start-up activity.

Consistent with the Company’s 2023 objective of generating positive adjusted EBITDA by fiscal year end, any new investments in sudocetaxel zendusortide will be stage-gated. Theratechnologies is currently reaching out to pharmaceutical companies to pursue the development of sudocetaxel zendusortide once the Phase 1 clinical trial will have been completed.

Tesamorelin for NASH in the General Population

On September 10, 2020, we announced our intent to study tesamorelin for the potential treatment of NASH in the general population using the F8 Formulation. In November 2020, we filed an Investigational New Drug Application (“IND”) with the FDA for a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH and we received a “Study May Proceed” letter for such Phase 3 clinical trial from the FDA in December 2020. The letter contained a recommendation that the Corporation requests a meeting to discuss the questions and comments contained in such letter to address certain aspects of the proposed trial design to ensure alignment with the agency’s expectations with NASH trials. The Corporation followed up on the FDA’s recommendation and requested a meeting with the agency.

In July 2021, after completion of our discussions with both the FDA and the European Medicines Agency (“EMA”), we announced that the final Phase 3 clinical trial design would result in higher costs than what we had expected and, as a result, we were assessing our options to best execute this program, including seeking a potential partner.

We continue to see interest and momentum build in the NASH discussion space based on promising new industry data. Currently, we continue to pursue potential NASH partners

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

in the marketplace. We continue to maintain that the further development of tesamorelin allows Theratechnologies to keep its positioning as one of the few options for drug developers to immediately partner with a company in order to launch a Phase 2b/3 NASH clinical trial.

Recent Highlights:

Amendments to Loan Facility with Marathon

On July 28, 2023, we entered into an agreement with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”) to amend some of the terms and conditions of our credit agreement entered into in July 2022 (the “Loan Facility”) to lower the minimum liquidity the Company must maintain at any time to $15 million from $20 million.

The amendments provide, inter alia, that the Company must hold this minimum amount of liquidity at all times up to and including October 31, 2023, and must comply with all of the other terms and conditions of the Credit Agreement.

On September 25, 2023, we announced that we entered into an agreement in principle with Marathon to further amend some of the terms and conditions of the Loan Facility. Subject to completion of the required legal documentation at the satisfaction of the Company and Marathon, the proposed amendments would provide for (i) the removal of the obligation to maintain at all times liquidity in the amount of $30,000,000 if the F8 Formulation of tesamorelin is not approved by the FDA by March 31, 2024; (ii) a decrease in the minimum liquidity requirements over time to a minimum of $15,000,000 from $20,000,000 based on targeted last twelve months adjusted EBITDA; (iii) a move to an adjusted EBITDA-based target from a quarterly revenue-based target beginning with the quarter ending November 30, 2023; and (iv) the deletion from the Loan Facility of the prohibition for the Company to have a going concern explanatory paragraph in the annual report of the independent registered public accounting firm of the Company. In consideration of the proposed amendments, the Company has agreed to (i) pay an amount equal to $600,000, or 100 basis points calculated on the funded debt as of this day ($60,000,000), over the term of the loan and added to the outstanding loan as payment in kind; and (ii) reprice the exercise price of the 5,000,000 common share purchase warrants (the “Marathon Warrants”) held by Marathon to $2.30. Following the share consolidation completed on July 31, 2023, the exercise of four Marathon Warrants is required to purchase 1 common share of Theratechnologies, resulting in a maximum issuance of 1,250,000 common shares.

Share Consolidation

On July 31, 2023, we announced that we had completed the consolidation of the issued and outstanding common shares of the Company’s share capital on the basis of one (1) post-consolidation share for each four (4) pre-consolidation shares issued and

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

outstanding (the “Consolidation”). The Company’s common shares began trading on the TSX and the NASDAQ on a consolidated basis on July 31, 2023.

Any references in this MD&A to the number of common shares (including earnings per share) and Marathon Warrants (as defined below) and the exercise price of the Marathon Warrants have been retrospectively adjusted and restated to reflect the effect of the Consolidation, on a retrospective basis.

JANUARY 2021 OFFERING

Use of Proceeds

In its prospectus supplement dated January 13, 2021, relating to the January 2021 offering, the Company indicated that it intended to use the net proceeds from such offering primarily to fund research and development activities, commercialization initiatives, general and administrative expenses, working capital needs and other general corporate purposes. More specifically, out of net proceeds of the offering then estimated to be $42,500,000, an amount of $30,500,000 was earmarked for the NASH Phase 3 clinical trial and $7,000,000 for oncology research and development (including the TH1902 Phase 1 clinical trial), with the remainder left for commercial and marketing activities and other uses.

In the months following the January 2021 offering, the Company was able to complete its discussions with the FDA and the EMA regarding the design and protocol for the Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH. As part of its announcement on July 15, 2021, regarding the finalization of the trial design, the Company also announced that the changes made to the design pursuant to the discussions held with the FDA and the EMA would result in higher costs than previously estimated, and that the Company was evaluating its options to best execute its late-stage development program for tesamorelin, including seeking a potential partner. As a result of the delay in the initiation of the NASH Phase 3 clinical trial, the funds raised in the January 2021 offering earmarked for such trial have been added to the Company’s available cash balance. The Company’s ability to execute its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH will be dependent on its ability to secure additional financial resources.

The following table shows the estimated use of proceeds, compared with the actual use of proceeds as at August 31, 2023:

In millions	Estimated Use of Proceeds	Actual Use of Proceeds	Variance
NASH Phase 3 clinical trial	$30.5	$2.8	$(27.7)
Oncology R&D	7.0	9.9	2.9
Commercial and marketing activities	3.5	--	(3.5)
Other	1.5	6.9	5.4
Net Proceeds	$42.5	$19.6	$(22.9)

As at August 31, 2023, approximately $2,837,000 had been used in connection with the NASH Phase 3 clinical trial.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

As at August 31, 2023, approximately $9,920,000 had been used in connection with oncology research and development activities and the variance between the amount reserved and the amount used as at August 31, 2023 represents funds held in cash pending their planned allocation as costs are incurred.

Finally, the Company has not implemented new initiatives in terms of commercial and marketing activities, such that the funds earmarked for such use have been added to the Company’s working capital.

2023 Revised Revenue Guidance

We are tightening our FY2023 revenue guidance range to between $82 million and $85 million, or growth of the commercial portfolio in the range of 3% and 6%, as compared to the 2022 fiscal year results.

Revenue Summary for the Third Quarter and First Nine Months of Fiscal 2023

(in thousands of U.S. dollars)

	Three months ended August 31		% change	Nine months ended August 31		% change
	2023	2022		2023	2022

EGRIFTA®, EGRIFTA SV® net sales	13,183	12,876	2.4%	36,747	35,996	2.1%

Trogarzo® net sales	7,672	7,935	(3.3%)	21,565	22,640	(4.7%)

Revenue	20,855	20,811	0.2%	58,312	58,636	(0.1%)

Third Quarter Fiscal 2023 Financial Results

Revenue

For the three- and nine-month periods ended August 31, 2023, consolidated revenue was $20,855,000 and $58,312,000, compared to $20,811,000 and $58,636,000 for the same periods ended August 31, 2022, representing a year-over-year increase of 0.2% for the third quarter and a decrease of 0.1% for the first nine months of the fiscal year.

For the third quarter of fiscal 2023, net sales of EGRIFTA SV® were $13,183,000 compared to $12,876,000 in the third quarter of fiscal 2022, representing an increase of 2.4% year-over-year. Higher sales of EGRIFTA SV® in the quarter were mostly the result of a higher selling price but were hampered by slightly higher rebates to government payers. Net sales for the nine-month period ended August 31, 2023, which amounted to $36,747,000 compared to $35,966,000 in the same period in 2022, representing growth of 2.1%, were mostly affected by the higher inventory drawdowns at the specialty pharmacy level in the second quarter of 2023, as explained in our second quarter financial disclosure.

Trogarzo® net sales in the third quarter of fiscal 2023 amounted to $7,672,000 compared to $7,935,000 for the same quarter of 2022, representing a decrease of 3.3% year-over-year. Lower sales of Trogarzo® were a result of our decision to stop commercializing the

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

product in the European territory, where we recorded sales of $517,000 in the third quarter of 2022, as well as slightly lower unit sales in North America, which were offset by a higher selling price.

For the nine-month period ended August 31, 2023, Trogarzo® net sales were $21,565,000 compared to $22,640,000 in the same period in 2022. North American net sales of Trogarzo® were essentially flat when excluding European net sales of $1,028,000 for the nine-month period ended August 31, 2022.

Cost of Sales

For the three- and nine-month periods ended August 31, 2023, cost of sales decreased to $4,967,000 and $14,569,000 compared to $5,292,000 and $20,370,000 for the same periods in fiscal 2022.

Cost of goods sold was $4,967,000 and $14,569 ,000 in the three- and nine-month periods of 2023 compared to $5,292,000 and $17,929,000 for the same periods in 2022. The decrease in cost of goods sold was mainly due to a higher proportion of EGRIFTA SV® sales, which carry a lower cost of goods sold than Trogarzo®. For the first nine months of 2023, lower cost of goods sold is mainly the result of a charge of $1,788,000, in 2022, arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 Formulation. No such charge was recorded in 2023. The higher proportion of net sales of EGRIFTA SV® also had a positive impact on cost of goods sold in 2023, compared to 2022.

Cost of sales also included the amortization of the other asset of $2,441,000 for the nine-month period ended August 31, 2022. As the other asset was fully amortized during fiscal 2022, amortization of the other asset in fiscal 2023 is nil.

R&D Expenses

R&D expenses in the three- and nine-month periods ended August 31, 2023, amounted to $5,396,000 and $25,141,000 compared to $8,425,000 and $27,484,000 in the comparable periods of fiscal 2022.

R&D expenses decreased by 36.0% in the third quarter of 2023 compared to the same period last year, mostly due to the lower spending on our oncology program, lower spending in Europe, as well as lower spending following the near-completion of our lifecycle management projects for EGRIFTA SV® and Trogarzo®. For the first nine months of 2023, R&D spending decreased by 8.5%, again mostly due to lower spending on our various programs. R&D expenses in the first and second quarters of 2023 were also negatively impacted by expenses of $3,749,000 related to sudocetaxel zendusortide material and expenses of $536,000 related to the production of bacteriostatic water for injection (“BWFI”). Excluding these expenses, R&D expenses are down significantly in the three- and nine-month periods of 2023 compared to last year, mostly as a result of lower spending on our oncology program. R&D expenses also include $508,000 in severance and other expenses related to the reorganization announced in July 2023.

Selling Expenses

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Selling expenses decreased to $6,728,000 and $20,021,000 for the three- and nine-month periods ended August 31, 2023, compared to $8,404,000 and $31,582,000 for the same periods last year. The decrease in selling expenses in the third quarter ended August 31, 2023 is mainly related to higher expenses incurred in the same period of 2022 related to the setting up of our internal field force in the United States as well as severance costs incurred following our decision in 2022 to exit the European market for the commercialization of Trogarzo®. The decrease in the nine-month period ended August 31, 2023 is due in large part to a charge of $6,356,000 related to the accelerated amortization, in Q2 2022 of the Trogarzo® commercialization rights for the European territory following our decision to cease commercialization activities in that territory during that quarter, which also led to decreased overall spending in commercialization activities. In 2022, we also incurred one-time costs related to setting up our internal field force in the United States. Selling expenses also include $141,000 in severance and other expenses related to the reorganization announced in July 2023.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included under selling expenses. As such, we recorded amortization expenses of $675,000 and $2,153,000 for the three- and nine-month periods ended August 31, 2023, compared to $642,000 and $8,539,000, respectively, in 2022.

General and Administrative Expenses

General and administrative expenses in the three- and nine-month periods ended August 31, 2023, amounted to $3,710,000 and $11,878,000, respectively, compared to $4,209,000 and $13,400,000 reported in the comparable periods of fiscal 2022. The decrease in general and administrative expenses is largely due to our decision to terminate the commercialization activities of Trogarzo® in Europe during the second quarter of 2022. General and administrative expenses also include $70,000 in severance and other expenses related to the reorganization announced in July 2023.

Net Finance Costs

Net finance costs for the three- and nine-month periods ended August 31, 2023, were $674,000 and $7,557,000, respectively, compared to $1,879,000 and $4,808,000 for the comparable periods of 2022. Net finance costs in the third quarter of 2023 included interest of $2,244,000, consisting of interest on the convertible senior notes issued in June 2018 of $128,000, and interest of $2,116,000 on the Loan Facility. Net finance costs in the nine-month period ended August 31, 2023 included interest of $5,902,000, consisting of interest on the convertible senior notes issued in June 2018 of $916,000 and interest on the Loan Facility of $4,986,000. Net finance costs were also impacted in the nine-month period ended August 31, 2023, by the loss on debt modification of $2,650,000 related to the issuance of the 5,000,000 common share purchase warrants (the “Marathon Warrants”) issued in connection to the amendments to the Loan Facility during the first quarter of 2023. This was offset by a net gain on financial instruments carried at fair value of $1,939,000 in the three-month period ended August 31, 2023, and of $2,054,000 in the nine-month period ended August 31, 2023.

Net finance costs for the three- and nine-month periods ended August 31, 2023, also included accretion expense of $500,000 and $1,642,000, respectively, compared to $515,000 and $1,576,000 for the comparable periods in 2022.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Adjusted EBITDA

Adjusted EBITDA was $2,160,000 for the third quarter of fiscal 2023 and $(7,872,000) for the nine-month period ended August 31, 2023, compared to $(3,851,000) and $(19,649,000) for the same periods of 2022. Adjusted EBITDA in the first and second quarters of 2023 was negatively affected by expenses of $3,749,000 related to sudocetaxel zendusortide material and expenses of $536,000 related to the production of BWFI. No such expenses were recorded in the third quarter of 2023. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Loss

Net loss for the three- and nine-month periods ended August 31, 2023, amounted to $746,000 and $21,202,000, respectively, compared to $7,549,000 and $39,308,000, for the same periods in 2022.

Financial Position, Liquidity and Capital Resources

Going Concern Uncertainty

As part of the preparation of our Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from August 31, 2023. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the nine-month period ended August 31, 2023, the Company incurred a net loss of $21,202,000 (2022 – $39,308,000) and had negative operating cash flows of $1,572,000 (2022 - $9,491,000). On July 3, 2023, the Company defaulted under the minimum liquidity covenant (the “Liquidity Breach”) of the Loan Facility (as defined in Note 7 to the Interim Financial Statements) resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. Accordingly, the Loan Facility has been classified as a current liability and, as a result, the Company’s total current liabilities exceeded total current assets at August 31, 2023. On September 21, 2023, the Company obtained a waiver from the lender relating to the Liquidity Breach. Refer to Subsequent events in Note 15 of the Interim Financial Statements.

The Company’s Loan Facility is available in four tranches and contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Notes 18 and 24 of the annual consolidated financial statements as at November 30, 2022). A Liquidity Breach also entitles the lender to halt the advance of additional tranches and may trigger

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

an increase of 300 basis points of the interest rate on the outstanding loan balance. In July 2023, the Company and the lender amended the terms of the Loan Facility to reduce the minimum liquidity covenant for the period of July 10 to July 28, 2023, and entered into an additional amendment to the terms of the Loan Facility to provide for the minimum liquidity covenant to be $15,000,000 from July 29, 2023 to October 31, 2023. After such date, the minimum liquidity covenant will revert to $20,000,000; provided, however, that if the F8 Formulation is not approved by the FDA by March 31, 2024, the minimum liquidity covenant will be set at $30,000,000. The Loan Facility also includes operational milestones and required revenue targets (which were amended during the second quarter, refer to Note 7 of the Interim Financial Statements) in order for the Company to comply with the conditions of the Loan Facility and to borrow money forming part of the various tranches. Furthermore, the Loan Facility includes a covenant prohibiting having a going concern explanatory paragraph in the annual report of the independent registered public accounting firm but the lender amended the Loan Facility on February 27, 2023 to exclude the fiscal year ended November 30, 2022 from this prohibition. Notwithstanding the agreement in principle reached on September 24, 2023, there is no assurance that the lender will agree to amend or to waive any future potential covenant breaches, if any.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from August 31, 2023, involves significant judgement and is dependent on its ability to obtain the support of the lender (including possible waivers and amendments), increase its revenues and the management of its expenses to generate sufficient positive operating cash flows and to find alternative source of funding to respect the various covenants of its Loan Facility, including obtaining the approval from the FDA for its F8 Formulation on or before March 31, 2024. Management’s plans include current negotiations with its lender to obtain amendments to its Loan Facility, exploring additional alternative sources of funding, including raising additional equity, and to generate positive operating cash flows. Some elements of these plans are outside of management’s control and the outcome cannot be predicted at this time. Should management’s plans not materialize, the Company may be in default of the Loan Facility, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

The Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Interim Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for these Interim Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

We ended the third quarter of fiscal 2023 with $22,874,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

governmental and municipal bonds, and money market funds. The Company currently is required to maintain $15,000,000 in cash, bonds and money market funds up to and including October 31, 2023, and, thereafter, $20,000,000, to respect its minimum liquidity covenant.

The Company voluntarily changed its accounting policy in fiscal 2022 to classify interest paid and received as part of cash flows from operating activities, which were previously classified as cash flow from financing activities and interest received as cash flows from investing activities. The fiscal 2022 amounts presented herein have been recasted to reflect the change in policy.

For the three-month period ended August 31, 2023, cash flows from operating activities were $5,329,000, compared to ($1,572,000) in the comparable period of fiscal 2022.

In the third quarter of fiscal 2023, changes in operating assets and liabilities had a positive impact on cash flow from operations of $5,329,000 (2022-negative impact of $2,757,000). These changes included positive impacts from a decrease in inventories ($2,439,000), lower trade and other receivables ($4,445,000), lower prepaid expenses and deposits ($958,000) and included a negative impact from accounts payable ($2,947,000). The decrease in inventories was mainly due to a planned reduction of Trogarzo® inventory levels. Higher provisions also had a positive impact on cash flow of $1,687,000.

During the third quarter of fiscal 2023, the Company received net proceeds of $19,700,000 from the draw-down of the second tranche under the Loan Facility. On June 30, 2023, we redeemed the remaining $27,452,000 of convertible senior notes. As at August 31, 2023, no convertible senior notes remained outstanding. During the third quarter of fiscal 2022, the Company realized net proceeds from the issuance of a long-term loan of $37,715,000. Significant uses of cash for financing activities during fiscal 2022 included the purchase of convertible senior notes for $28,746,000 (including costs related to the purchase), and $1,225,000 in deferred financing costs related to the establishment of the Loan Facility. There were no other significant financing activities or investing activities in the three and nine months ended August 31, 2023, and 2022.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(in thousands of dollars, except per share amounts)

	2023			2022				2021

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	20,855	17,549	19,908	21,421	20,811	19,268	18,557	18,754

Operating expenses

Cost of sales

Cost of goods sold	4,967	4,909	4,693	5,909	5,292	7,759	4,878	5,191

Amortization of other asset	-	-	-	-	-	1,220	1,221	1,220

R&D	5,396	10,389	9,356	9,455	8,425	11,056	8,003	8,678

Selling	6,728	6,479	6,814	7,809	8,404	15,371	7,807	8,193

General and administrative	3,710	3,716	4,452	3,956	4,209	4,823	4,368	3,537

Total operating expenses	20,801	25,493	25,315	27,129	26,330	40,229	26,277	26,819

Net finance costs	(674)	(1,943)	(4,940)	(2,078)	(1,879)	(1,644)	(1,285)	(1,817)

Income taxes	(126)	(126)	(96)	(143)	(151)	(122)	(27)	(19)

Net loss	(746)	(10,013)	(10,443)	(7,929)	(7,549)	(22,727)	(9,032)	(9,901)

Basic and diluted loss per share[1]	(0.03)	(0.40)	(0.44)	(0.36)	(0.32)	(0.96)	(0.36)	(0.40)

1 Amount from Q4-2021 to Q2 2023 have been restated to reflect the 1 for 4 share consolidation completed on July 31, 2023.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

The increase in cost of goods sold in Q2 2022 was mainly due to a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 Formulation.

The increase in R&D expenses in Q2 2023 was due to a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before we are able to use it in our clinical program.

The increase in selling expenses in Q2 2022 was related to the accelerated amortization of the Trogarzo® commercialization rights for the European territory following our decision to cease commercialization activities in that territory.

Recent Changes in Accounting Standards

There were no changes in accounting standards during the third quarter of fiscal 2023.

Outstanding Share Data

As of September 25, 2023, the Company had 24,201,835 common shares issued and outstanding, 8,130,550 Public Offering Warrants (exercisable into 2,032,638 common shares) and 5,000,000 Marathon Warrants issued and outstanding (exercisable into 1,250,000 common shares), while outstanding options granted under our stock option plan amounted to 2,234,742. On July 31, 2023, the Company completed a 1 for 4 reverse stock split which is reflected in the above-mentioned numbers.

Subsequent Events

On September 21, 2023, the Company obtained a waiver from Marathon with respect to the Liquidity Breach.

On September 24, 2023, the Company reached an agreement in principle to amend some of the terms and conditions of its Loan Facility. These amendments include:

-	The removal of the obligation to maintain at all times liquidity in the amount of $30,000,000 if the F8 Formulation is not approved by the FDA by March 31, 2024;
-	a decrease in the minimum liquidity requirements over time to a minimum of $15,000,000 from $20,000,000 based on targeted last twelve months adjusted EBITDA;
-	moving to an adjusted EBITDA-based target from a quarterly revenue-based target beginning with the quarter ending November 30, 2023; and
-

a deletion from the Loan Facility of the prohibition for the Company to have a going concern explanatory paragraph in the annual report of the independent registered public accounting firm of the Company.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

In consideration of the proposed amendments, the Company has agreed to (i) pay an amount equal to $600,000 or 100 basis points calculated on the funded debt as of this day ($60,000,000), over the term of the loan and added to the outstanding loan as payment in kind; and (ii) reprice the exercise price of the 5,000,000 Marathon Warrants held by Marathon to $2.30. Following the share consolidation completed on July 31, 2023, the exercise of four Warrants is required to purchase 1 common share of Theratechnologies, resulting in a maximum issuance of 1,250,000 common shares.

The final terms of these amendments remain subject to the completion of all the legal documentation to the satisfaction of both the Company and Marathon and the repricing of the Marathon Warrants remain subject to the approval of the Toronto Stock Exchange.

Contractual Obligations

On July 10, 2023, the Company and Marathon amended the terms of the Loan Facility to reduce the minimum liquidity covenant for the period of July 10 to July 28, 2023, as follows:

•	From $20,000,000 to $14,000,000 between July 10, 2023 up to and including July 21, 2023; and

•	From $14,000,000 to $16,000,000 between July 22, 2023 up to and including July 28, 2023.

On July 28, 2023, the Company and Marathon entered into an additional amendment to the terms of the Loan Facility to provide for the minimum liquidity covenant to be $15,000,000 from July 29, 2023, up to and including October 31, 2023. After such date, the minimum liquidity covenant will be $20,000,000; provided, however, that if the F8 Formulation is not approved by the FDA by no later than March 31, 2024, the minimum liquidity covenant will be set at $30,000,000. (See Note 12 of Interim Financial Statements)

Economic and Industry Factors

For the three-month period ended August 31, 2023, there were no material economic and industry factors affecting our business.

Internal Control

The Company identified a material weakness as at November 30, 2022, in the Company’s process level controls relating to the documentation of the analysis and relating to the monitoring of certain conditions and covenants included in a financing arrangement. This control failure caused ineffective controls over the assessment of going concern uncertainty, including the underlying financial data and assumptions supporting the forecasted financial information utilized to prepare projected cash flows and liquidity requirements to comply with some of the covenants in such financing arrangement. Refer to our annual MD&A for additional details.

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have evaluated, or caused the evaluation of, under their direct supervision, the design of the Company’s internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure as at August 31, 2023. Based upon that evaluation, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have concluded that our internal control over financial reporting were not effective as of August 31, 2023, as the controls

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

related to the above-described material weakness have not yet been adequately remediated.

The Company’s management team has begun remediating the ineffective controls related to the above-described material weakness. The material weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. During the first and second quarters of 2023, the Company worked on a remediation plan and began implementing new internal controls to remediate to this material weakness. We have started the design and implementation of these improved and additional controls in the second quarter of 2023.

There were no changes in our internal controls over financial reporting that occurred during the period from June 1, 2023 to August 31, 2023 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Reconciliation of Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended August 31		Nine-month periods ended August 31

	2023	2022	2023	2022

Net loss	(746)	(7,549)	(21,202)	(39,308)

Add :

Depreciation and amortization[2]	868	856	2,739	11,531

Net Finance costs[3]	674	1,879	7,557	4,808

Income taxes	126	151	348	300

Share-based compensation	519	812	1,797	3,020

Inventory provision[4]	-	-	170	-

Restructuring costs[5]	719	-	719	-

Adjusted EBITDA	2,160	(3,851)	(7,872)	(19,649)

2 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

3 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

4 Inventory provision pending marketing approval of the F8 formulation.

5 Restructuring costs include severance and other expenses associated with termination of employment related to the reorganization announced in July 2023.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8